UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 20, 2003

Commission File Number 333-99189

Intelsat, Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Dundonald House
14 Dundonald Street West
Hamilton HM 09, Bermuda
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒
Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.       Yes ☐ No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

          Attached as an exhibit to this report are the Combined Statements of Net Assets Sold as of June 30, 2003 and December 31, 2002 and 2001 and the Combined Statements of Revenues and Direct Expenses for the three months ended June 30, 2003 and 2002, for the six months ended June 30, 2003 and 2002, and for the years ended December 31, 2002 and 2001, together with the reports of Grant Thornton LLP, independent certified public accountants, as delivered by the sellers under the asset purchase agreement, dated as of July 15, 2003, as amended from time to time, among Intelsat, Ltd., Intelsat (Bermuda), Ltd., Loral Space & Communications Corporation, as debtor and debtor in possession, Loral SpaceCom Corporation, as debtor and debtor in possession, and Loral Satellite, Inc., as debtor and debtor in possession.

Exhibit to this report:

Exhibit
Number	Exhibit

1	Combined Statements of Net Assets Sold as of June 30, 2003 and December 31, 2002 and 2001, Combined Statements of Revenues and Direct Expenses for the Three Months Ended June 30, 2003 and 2002, for the Six Months Ended June 30, 2003 and 2002, and for the Years Ended December 31, 2002 and 2001, Together with the Reports of Independent Certified Public Accountants*

*	Furnished herewith.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELSAT, LTD.

By:	/s/ Joseph Corbett

Joseph Corbett
Executive Vice President
and Chief Financial Officer

Date: October 20, 2003